

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 15, 2015

Douglas R. Brown
Chief Executive Officer
AquaVenture Holdings, LLC
14400 Carlson Circle
Tampa, Florida 33626

  Re: AquaVenture Holdings, LLC
    Amendment No. 1 to Registration Statement on Form S-1
    Filed November 20, 2015
    File No. 333-207142

Dear Mr. Brown:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2015 letter.

Strong Competitive Position Supported by Long-Term Customer Relationships, page 5

1. We note your response to comment 2. Please disclose the measure by which Zenith has ranked Quench as one of the top five companies in the industry.

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-37

2. We note in your response to prior comment 11 that you will revise the amortization expense recorded on a prospective basis beginning on January 1, 2015. Please tell us if this change is currently reflected within the financial statements for the nine month period ended September 30, 2015. Additionally, please tell us if you believe the revision

of your method of amortization for customer relationships is an accounting change or correction of an error.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products